Exhibit 99.1

Bitdeer Announces August 2024 Production and Operations Update

SINGAPORE, September 5, 2024 (GLOBE NEWSWIRE) -- Bitdeer Technologies Group (NASDAQ: BTDR) (“Bitdeer” or the “Company”), a world-leading technology company for blockchain and high-performance computing, today announced its unaudited mining and operations updates for August 2024.

Operational Update

•	Self-mined Bitcoin: Mined 166 Bitcoins.
•	Hosting:
o
Client hosted mining machines decreased by 45,000 units in August due to the transition of hosting customers and Texas 100 MW hydro-cooling conversion. The released capacity will be steadily refilled with new customers’ miners as well as Bitdeer’s SEALMINERs for self-mining from Sep 2024 to Q1 2025.

•	Mining Rigs Manufacturing and R&D:
o
SEALMINER A1 mass production remains on track to be completed in Q4 2024 and is anticipated to contribute 3.4 EH/s to the Company’s proprietary hashrate. The deployment of these SEALMINER A1 rigs is expected to happen concurrently with the energization of the Texas hydro-cooling conversion and Tydal, Norway phase 1 in Q4 2024 and Q1 2025.

o
TSMC’s delivery of SEAL02 initial tape-out wafers remains on track to be completed by mid-September 2024. Chip verification and prototype testing will start immediately following tape-out. If testing is successful, mass production is scheduled to commence near the end of 2024.

o	R&D of SEAL03, our third-generation chip, is ongoing.
•	HPC/AI:
o	Bitdeer AI cloud services powered by NVIDIA GDX SuperPod with H100 systems remained near 100% average utilization for this month.
o	TLM Group’s comprehensive research and analysis of Bitdeer’s global energy assets and datacenter sites remains ongoing.
•	Mining Datacenters:
o	Construction of the Tydal, Norway, phase 1 site 40 MW expansions remains on track to be energized in Q4 2024.
o	Rockdale, Texas, U.S.A., 100 MW hydro-cooling conversion site is planned for phased completion between December 2024 and February 2025.
o	Jigmeling, Bhutan, 500 MW construction remains on track with the primary substation expected to be completed by Q1 2025.
•	Financing:
o
The offering of US$172.5 million aggregate principal amount of 8.50% convertible senior notes due 2029 (the “Convertible Notes”) was successfully completed in August 2024, including US$22.5 million aggregate principal amount of Convertible Notes pursuant to the exercise in full by the underwriters in that offering of their over-allotment option to purchase additional Convertible Notes. The Company intends to use the net proceeds from the offering of the Convertible Notes for datacenter expansion, ASIC based mining rig development as well as working capital and other general corporate purposes.

o
The Company made a partial repayment of the outstanding principal balance of the senior secured notes issued to sellers in the Company’s previously announced acquisition of TROLL HOUSING AS and TYDAL DATA CENTER AS in August 2024 in the amount of US$5 million.

Management Commentary

Linghui Kong, Chief Business Officer of Bitdeer stated, “Further vertical integration and entry into the growing ASICs market with our proprietary chip technology are key to Bitdeer’s strategy. In September, we are set to receive the initial SEAL02 tape-out wafers from TSMC and we will begin verification and prototype testing. Upon successful results, mass production is scheduled to commence near the end of 2024.”

Mr. Kong continued, “In August, Bitcoin mined decreased to 166 Bitcoins as a result of higher network difficulty, temporary storm-related power disruption at our Tennessee facility and curtailments at our Rockdale, Texas site due to high summer heat.”

Production and Operations Summary

Metrics	August 2024	July 2024	August 2023
Total hash rate under management[1] (EH/s)	16.8	21.2	21.3
- Proprietary hash rate	8.6	8.6	8.7
• Self-mining	7.8	7.5	7.2
• Cloud Hash Rate	0.8	1.1	1.5
- Hosting	8.2	12.6	12.6
Mining machines under management	167,000	212,000	221,000
- Self-owned[2]	87,000	87,000	92,000
- Hosted	80,000	125,000	129,000
Bitcoin mined (self-mining only)	166	181	383

1 Total hash rate under management as of August 31, 2024 across the Company’s three primary business lines: Self-mining, Cloud Hash Rate, and Hosting.
•	Self-mining refers to cryptocurrency mining for the Company’s own account, which allows it to directly capture the high appreciation potential of cryptocurrency.
•
Cloud Hash Rate offers hash rate subscription plans and shares mining income with customers under certain arrangements. The Cloud Hash Rate stated above reflects the contracted hash rate with customers at month-end. However, throughout the month, the Cloud Hash Rate may transition to Self-mining hash rate if customers opt to not make their monthly electricity payments for various reasons.

•	Hosting encompasses a one-stop mining machine hosting solution including deployment, maintenance, and management services for efficient cryptocurrency mining.
2 Self-owned mining machines are for the Company’s self-mining business and Cloud Hash Rate business.

Infrastructure Construction Update

Rockdale, Texas - Hydro-cooling conversion
Rockdale, Texas 100 MW hydro-cooling conversion key milestones achieved:
•	Demolition work started on August 1, 2024. Expected to be completed by the end of September.
•	Cooling system design completed and waiting to begin construction.
•	Equipment procurement is ongoing.
•	Water Tower testing have been finished in August and met the expectation.
•	Energization timeline to occur in phases between Q4 2024 and Q1 2025.

Tydal, Norway
Tydal, Norway 175 MW site expansion is progressing well, with several key milestones achieved:
•	Buildings and groundwork have been completed, along with the construction of the transformer foundation and housing.
•
Orders for the procurement of the transformer and electrical equipment have been placed, with delivery and installation currently in progress. Additionally, the procurement and delivery of containers and hydro-cooling systems are underway, and the construction of drainage systems is ongoing.

•	Construction of the substation is ongoing and expected to be completed by the end of October 2024.
•	Tydal, Norway Expansion Phase 1 of 40 MW remains on track to be energized Q4 2024.

Massillon, Ohio
Massillon, Ohio 221 MW site is also making progress:
•	Substation conceptual design is completed and long lead-time electrical equipment for the substation has been ordered.
•	Engineering, Procurement, and Construction (EPC) contractor has been selected for the substation construction.
•	Civil work is ongoing, with the majority expected to be completed by the end of Q4 2024 or Q1 2025.

•	Building design is completed, and construction is anticipated to begin in Q1 2025.
•	Estimated energization timeline remains on track for mid-to-late 2025.

Jigmeling, Bhutan
Jigmeling, Bhutan 500MW site is progressing well, with the following key milestones achieved:
•
Civil work is nearly completed with an anticipated completion date by the end of September 2024. Construction of transformer and container foundations is in progress and will be completed in phases, with the last phase expected by the end of February 2025.

•	132kv/140MW substation design is completed, 220kv/360MW substation design is in progress.
•	Construction of the substations is anticipated to be ready by the end of Q1 2025.
•	Orders for the procurement of transformers and electrical equipment have been placed, with delivery and installation to be completed in phases over the next two quarters.
•	Procurement and delivery of containers and hydro-cooling systems are in progress, with completion in phases by the end of Q1 2025.

Power Infrastructure Summary

Site / Location	Capacity (MW)	Status	Timing[3]
Electrical capacity
- Rockdale, Texas	563	Online	Completed
- Knoxville, Tennessee	86	Online	Completed
- Wenatchee, Washington	13	Online	Completed
- Molde, Norway	84	Online	Completed
- Tydal, Norway	50	Online	Completed
- Gedu, Bhutan	100	Online	Completed
Total electrical capacity	895
Pipeline capacity
- Tydal, Norway Phase 1	40	In progress	Q4 2024
- Tydal, Norway Phase 2	135	In progress	Mid 2025
- Massillon, Ohio	221	In progress	Mid-to-late 2025
- Clarington, Ohio Phase 1	266	In progress	Q3 2025
- Clarington, Ohio Phase 2	304	Pending approval	Estimate 2026
- Jigmeling, Bhutan	500	In progress	Mid-Late 2025
- Rockdale, Texas	179	In planning	Estimate 2026
Total pipeline capacity	1,645
Total global electrical capacity	2,540

3 Indicative timing. All timing references are to calendar quarters and years.

Upcoming Conferences and Events

•	Sept. 5: Needham 4th Annual Virtual Crypto Conference
•	Sept. 9 – 11: H.C. Wainwright 26th Annual Global Investment Conference in New York City
•	Nov. 14: Cantor Crypto, Digital Assets & AI Infrastructure Conference in Miami

About Bitdeer Technologies Group

Bitdeer is a world-leading technology company for blockchain and high-performance computing. Bitdeer is committed to providing comprehensive computing solutions for its customers. The Company handles complex processes involved in computing such as equipment procurement, transport logistics, datacenter design and construction, equipment management, and daily operations. The Company also offers advanced cloud capabilities to customers with high demand for artificial intelligence. Headquartered in Singapore, Bitdeer has deployed datacenters in the United States, Norway, and Bhutan. To learn more, visit https://ir.bitdeer.com/ or follow Bitdeer on X @ BitdeerOfficial and LinkedIn @ Bitdeer Group.

Investors and others should note that Bitdeer may announce material information using its website and/or on its accounts on social media platforms, including X, formerly known as Twitter, Facebook, and LinkedIn. Therefore, Bitdeer encourages investors and others to review the information it posts on the social media and other communication channels listed on its website.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “look forward to,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including factors discussed in the section entitled “Risk Factors” in Bitdeer’s annual report on Form 20-F, as well as discussions of potential risks, uncertainties, and other important factors in Bitdeer’s subsequent filings with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this press release speak only as of the date hereof. Bitdeer specifically disclaims any obligation to update any forward-looking statement, whether due to new information, future events, or otherwise. Readers should not rely upon the information on this page as current or accurate after its publication date.

For investor and media inquiries, please contact:

Investor Relations
Orange Group
Yujia Zhai
BitdeerIR@orangegroupadvisors.com

Public Relations
Wachsman
Bee Shin
bitdeer@wachsman.com